Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Morgan Stanley Global Fixed Income Opportunities Fund

SEC File No. 811-06515 and 033-44782

April 25, 2025

Q&A: MORGAN STANLEY GLOBAL FIXED INCOME OPPORTUNITIES FUND
(the “Acquired Fund”)

PROPOSED CONVERSION TO EXCHANGE-TRADED FUND (“ETF”)

Ql:    I understand that the Acquired Fund is seeking shareholder approval to convert to an ETF. What can you tell me?

A:      Morgan Stanley Investment Management Inc. (“MSIM”) announced that the Board of Trustees of Morgan Stanley Global Fixed Income Opportunities Fund (to be renamed, Morgan Stanley Income Opportunities Fund) (the “Acquired Fund Board”) has approved, on behalf of the Acquired Fund, a plan to reorganize the Acquired Fund into an ETF (the “Reorganization”). The Reorganization is subject to approval of Acquired Fund shareholders. The ETF is Eaton Vance Income Opportunities ETF, a series of Morgan Stanley ETF Trust (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”). Shares of the Acquiring Fund (“Acquiring Fund Shares”) will be traded on NYSE Arca. The Reorganization, if approved by shareholders of the Acquired Fund (“Acquired Fund Shareholders”), would be accomplished in accordance with an Agreement and Plan of Reorganization (the “Plan”). In effect, if the Reorganization is approved by Acquired Fund Shareholders, the Acquired Fund will convert into an ETF through the Reorganization.

As previously announced in a supplement dated March 14, 2025 to the Acquired Fund’s Summary Prospectuses, Prospectuses and Statement of Additional Information, at a meeting held on March 12-13, 2025, the Acquired Fund Board approved certain changes to the Acquired Fund, which will be effective on May 30, 2025. As described in more detail in the March 14, 2025 supplement, the changes include: (i) changing the Acquired Fund’s name from “Morgan Stanley Global Fixed Income Opportunities Fund” to “Morgan Stanley Income Opportunities Fund”; (ii) implementing certain changes to the Acquired Fund’s principal investment strategies, including, but not limited to, removing the Acquired Fund’s non-fundamental investment policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of fixed-income securities and adding a minimum average credit quality for the Acquired Fund of BBB- or higher as rated by S&P Global Ratings Group or Fitch Ratings, Inc. or Baa3 or higher as rated by Moody's Investors Service, Inc.; and (iii) terminating the Sub-Advisory Agreement between Morgan Stanley Investment Management Inc. and Morgan Stanley Investment Management Limited with respect to the Acquired Fund. There will also be changes to the Acquired Fund’s portfolio management team effective on May 30, 2025.

The Plan provides for the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the Acquired Fund’s stated liabilities and Acquiring Fund Shares having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund followed immediately by the distribution by the Acquired Fund to Acquired Fund Shareholders of the portion of Acquiring Fund Shares to which the Acquired Fund Shareholder is entitled (and cash with respect to any fractional shares), in accordance with the Plan and except as noted below. Following the Reorganization, the Acquired Fund will be liquidated.

If the Reorganization is approved by shareholders and you remain a shareholder of the Acquired Fund on the Closing Date (as defined below), you will (subject to certain exceptions described below) receive Acquiring Fund Shares and, in some cases, cash that, combined with Acquiring Fund Shares, has the same value as your shares of the Acquired Fund (“Acquired Fund Shares”) on that date. Acquiring Fund Shares will not be issued in fractional shares, so cash will be paid to some Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which cash payment may be taxable.

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If you do not hold your Acquired Fund Shares through a brokerage account that can accept Acquiring Fund Shares on the Closing Date of the Reorganization, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated. You will receive cash, which will be equal in value to the aggregate NAV of your Acquired Fund Shares calculated as of the Closing Date of the Reorganization, other than as explained below. The liquidation of your investment and return of cash may be taxable. If you hold Acquired Fund Shares through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Acquired Fund to a different investment option prior to the Reorganization. If you hold Acquired Fund Shares through an IRA directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc. (“SS&C GIDS”) (a “fund direct IRA”), and do not take action prior to the Reorganization, your Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the final date to exchange Acquired Fund Shares. The final date to exchange Acquired Fund Shares is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about November 7, 2025).

Subject to shareholder approval, the Reorganization is anticipated to occur (after the close of trading) on or about November 7, 2025 (the “Closing Date”).

The Closing Date is subject to change. The Acquired Fund will publicly disclose any changes to the Closing Date.

Q2:   How will the Acquired Fund change post-conversion?

A:     As described above, the Acquired Fund Board has approved certain changes to the Acquired Fund, which will be effective on May 30, 2025. The table below summarizes certain differences between the Acquiring Fund and Acquired Fund after giving effect to the May 30, 2025 changes to the Acquired Fund described above. There are also differences between the fee and expense arrangements for the Acquired Fund and Acquiring Fund. The fee and expense structure of the Acquiring Fund is described below.

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Morgan Stanley Income Opportunities Fund	Eaton Vance Income Opportunities ETF
Portfolio Managers	Michael Kushma Andrew Szczurowski, CFA* Brian Shaw, CFA* Justin Bourgette, CFA*	Michael Kushma Andrew Szczurowski, CFA Brian Shaw, CFA Justin Bourgette, CFA Brandon Matsui, CFA

*Will begin managing the Acquired Fund on May 30, 2025. Prior to such date, other individuals serve as portfolio managers of the Acquired Fund along with Michael Kushma.

Q3:   Why is the Reorganization being proposed?

A:      MSIM proposed that the Acquired Fund be reorganized into the Acquiring Fund because of certain anticipated benefits associated with the ETF structure, which MSIM believes will better serve the interests of Acquired Fund Shareholders. As discussed in more detail below, these shareholder benefits include additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q4:   How will the Reorganization affect me as a shareholder?

A:      If the Reorganization is consummated, you will cease to be a shareholder of the Acquired Fund. In order to receive Acquiring Fund Shares as part of the Reorganization, you must hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If you hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the Acquiring Fund. As described in more detail above, upon completion of the Reorganization, you will (subject to certain exceptions) receive Acquiring Fund Shares and, in some cases, cash that, combined with the Acquiring Fund Shares, has the same value as your Acquired Fund Shares on the Closing Date of the Reorganization. Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which cash payment may be taxable. Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

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As discussed below, if the Reorganization is approved by Acquired Fund Shareholders and you desire to hold Acquiring Fund Shares, it is important for you to determine that you hold your Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization or, if you do not own Acquired Fund Shares through such an account, that you take necessary actions to be able to receive Acquiring Fund Shares.

Q5:   What will happen if I do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganization?

A:      If you do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganization, you will not receive Acquiring Fund Shares in connection with the Reorganization. Instead, depending on the type of account through which you hold your Acquired Fund Shares, you will either receive cash or R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization (except with respect to non-accommodating retirement accounts). In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment may be subject to tax. More detail is provided below with respect to the types of accounts that cannot hold Acquiring Fund Shares and what will happen if you own your investment in the Acquired Fund through such accounts.

•	Non-Accommodating Brokerage Accounts: If you hold Acquired Fund Shares in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated. You will receive cash, which will be equal in value to the aggregate NAV of your Acquired Fund Shares calculated as of the Closing Date of the Reorganization.

•	Non-Accommodating Retirement Accounts: If you hold Acquired Fund Shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Acquired Fund to a different investment option prior to the Reorganization.

•	Fund Direct Accounts: If you hold Acquired Fund Shares in an account directly with the Acquired Fund at its transfer agent, SS&C GIDS (a “fund direct account”), you should transfer your Acquired Fund Shares to a brokerage account that can accept Acquiring Fund Shares prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated. You will receive cash, which will be equal in value to the aggregate NAV of your Acquired Fund Shares calculated as of the Closing Date of the Reorganization.

•	Fund Direct IRA: If you hold Acquired Fund Shares through a fund direct IRA and do not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Reorganization, your Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the final date to exchange Acquired Fund Shares. The final date to exchange Acquired Fund Shares is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about November 7, 2025).

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In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax.

It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that the Reorganization would have on you and your investments.

If you do not currently hold your Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares, please see the information below for additional actions that you must take to receive Acquiring Fund Shares as part of the Reorganization. Other than the approval by the requisite vote of Acquired Fund Shareholders, no other action on the part of Acquired Fund Shareholders is required for shareholders that hold Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares.

If you are unsure about the ability of your account to accept Acquiring Fund Shares, please call 1-800-869-6397 or contact your financial advisor or other financial intermediary.

After the Reorganization, individual Acquiring Fund Shares may only be purchased and sold in the secondary market. Acquiring Fund Shares will be listed for trading on the NYSE Arca. Acquiring Fund Shares may also be traded on other national securities exchanges, electronic crossing networks, and other alternative trading systems. Should you decide to purchase or sell Acquiring Fund Shares after the Reorganization, you will need to place a trade through a broker who will execute your trade in the secondary market at prevailing market prices. Because Acquiring Fund Shares will trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount), at, or greater than (premium) the Acquiring Fund’s NAV per share. As with all transactions for ETFs, your broker may charge a commission for purchase and sale transactions.

Q6:   How do I transfer my Acquired Fund Shares from a fund direct account to a brokerage account that will accept Acquiring Fund Shares?

A:      Transferring your shares from a fund direct account to a brokerage account that can accept Acquiring Fund Shares should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an ETF, such as the Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the Acquired Fund’s transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q7:   How do I transfer my Acquired Fund Shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund Shares?

A:      The broker where you hold your Acquired Fund Shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker to make the necessary changes to your account. The sooner you initiate making these changes, the better.

Q8:   Can I purchase, redeem, or exchange Acquired Fund Shares before the Reorganization takes place?

A:      Yes. If you do not want to (or cannot) receive Acquiring Fund Shares in connection with the Reorganization if approved by shareholders, you can exchange your Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem your Acquired Fund Shares. Prior to doing so, however, you should consider the tax consequences associated with either action and, if exchanging shares to another Morgan Stanley mutual fund, you should review the prospectus relating to such other Morgan Stanley mutual fund and the details associated with any such exchange. If you hold your shares in a taxable account, such exchange or redemption of your Acquired Fund Shares will be a taxable event, and you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

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Q9:   What are the differences between an ETF and a mutual fund?

A:      ETFs are structurally different from mutual funds in several important aspects:

•	A mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Fund does not issue multiple classes of shares.

•	A mutual fund investor may purchase and redeem shares directly from the mutual fund (through a distributor or a financial intermediary). Most ETF investors will buy and sell shares in secondary market transactions through brokers.

•	A mutual fund will accept purchase and redemption orders from any shareholders, and only on days that the mutual fund is open for business, and those orders will be effected at that day’s NAV per share. An ETF will issue or redeem shares at its NAV per share only in one or more groupings of a large specified number of shares called a “Creation Unit,” on days that the ETF is open for business. Only an ETF’s “authorized participants” are permitted to engage in creation or redemption transactions directly with the ETF. All other shareholders will buy and sell shares of the ETF on an exchange at market price which may be above (at a premium), at, or below (at a discount) NAV or the intraday value of the ETF’s holdings. An authorized participant is a member or participant of a clearing agency registered with Securities and Exchange Commission (the “SEC”), which has a written agreement with the Acquiring Fund and or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units.

As a result of these structural differences, there are certain anticipated benefits associated with the ETF structure, including, but not limited to the following:

•	Additional Trading Flexibility. As a shareholder of the Acquired Fund, you can only purchase or redeem Acquired Fund Shares at a price based on the Acquired Fund’s NAV that is next calculated after your order is received by the Acquired Fund. This NAV is calculated once per business day. As a shareholder of the Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s NAV.

•	Increased Transparency. Currently, the Acquired Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Fund, will be found on the Acquiring Fund’s website at www.eatonvance.com.

•	Potential for Enhanced Tax Efficiency. Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

There are, however, certain risks associated with the ETF structure as well, including, but not limited to the following:

•	Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Acquiring Fund. The Acquiring Fund has a limited number of intermediaries that act as authorized participants and none of these authorized participants is or will be obligated to engage in creation or redemption transactions. There can be no assurance that an active trading market for Acquiring Fund Shares will develop or be maintained. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to the Acquiring Fund, such as during periods of market stress, and no other authorized participant creates or redeems, Acquiring Fund Shares may trade at a discount to NAV and possibly face trading halts and/or delisting. Authorized participant concentration risk may be heightened to the extent the Acquiring Fund invests in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

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•	Cash Transactions Risk. Unlike certain ETFs, the Acquiring Fund may effect creations and redemptions in cash or partially in cash. Therefore, it may be required to sell portfolio securities and subsequently recognize gains on such sales that the Acquiring Fund might not have recognized if it were to distribute portfolio securities in-kind. As such, investments in Acquiring Fund Shares may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.

•	Trading Risk. The market prices of Acquiring Fund Shares are expected to fluctuate, in some cases materially, in response to changes in the Acquiring Fund’s NAV, the intra-day value of the Acquiring Fund’s holdings, and supply and demand for Acquiring Fund Shares. MSIM cannot predict whether shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Acquiring Fund’s holdings. You may pay significantly more or receive significantly less than NAV per share during periods when there is a significant premium or discount. Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of Acquiring Fund Shares. In addition, the market price of Acquiring Fund Shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security. The spread of Acquiring Fund Shares will vary over time based on the Acquiring Fund’s trading volume and market liquidity and may increase if the Acquiring Fund’s trading volume, the spread of the Acquiring Fund’s underlying securities, or market liquidity decrease.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

Q10:  Is the Reorganization expected to affect the way my investments are managed?

A: At the time of the Reorganization, after giving effect to the May 30, 2025 changes to the Acquired Fund described above, the Reorganization is not expected to affect the way the Acquired Fund’s investments are managed. At the time of the Reorganization, the Acquired Fund and the Acquiring Fund will have identical investment objectives and principal investment strategies. There are several important differences between the Acquired Fund and the Acquiring Fund with respect to their principal investment risks due to the ETF structure, as described above and as will be described in the combined Proxy Statement and Prospectus. In addition, at the time of the Reorganization, the Acquired Fund and the Acquiring Fund will have substantially similar fundamental investment policies. However, the Acquired Fund’s investment objectives are “fundamental” (i.e., they may not be changed without shareholder approval) whereas the Acquiring Fund’s investment objectives may be changed without shareholder approval with notice to shareholders.

MSIM is the investment adviser to each of the Acquired Fund and Acquiring Fund. At the time of the Reorganization, the same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. Prior to May 30, 2025, the Acquired Fund receives investment advisory services from a sub-adviser affiliated with MSIM and other individuals serve as portfolio managers along with Michael Kushma. The Acquiring Fund is a series of the Acquiring Fund Trust and will not commence operations until the consummation of the Reorganization.

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Q11:  What is the fee and expense structure of the Acquiring Fund?

A: The Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears substantially all operating expenses of the Acquiring Fund, subject to certain exceptions. MSIM has agreed to reduce its management fee so that Total Annual Fund Operating Expenses of the Acquiring Fund, excluding distribution fees, if any, brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of the Acquiring Fund’s business, will not exceed 0.50%. The fee waiver will continue for two years from the date of the Reorganization or until such time as the Board of Trustees of Morgan Stanley ETF Trust acts to discontinue all or a portion of such waiver when it deems such action is appropriate. It is not expected that the fee waiver will be extended.

More information on the comparison of the fee and expense arrangements of the Acquired Fund and Acquiring Fund will be available in the combined Proxy Statement and Prospectus.

Q12:  Will I be subject to comparable investment risks as a shareholder of the Acquiring Fund?

A:       Yes, the Acquiring Fund will be subject to similar investment risks as the Acquired Fund. However, there are important differences between the principal risks of the Acquired Fund and the Acquiring Fund, such as those described above with respect to ETF-specific structural risks.

Q13:  Is there anything else that will be different if I become a shareholder of the Acquiring Fund?

A:       Yes. As a shareholder of the Acquired Fund, you can only purchase or redeem your Acquired Fund Shares at a price based on the Acquired Fund’s NAV that is next calculated after your order is received by the Acquired Fund, subject to any applicable sales charges and fees.

Acquiring Fund Shares may only be purchased and sold on the secondary market through a broker at market prices (which may be above (premium), at, or below (discount) the NAV per share). When you buy or sell Acquiring Fund Shares through a broker, you may incur a brokerage commission or other charges imposed by the broker. In addition, the market price of ETF shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security.

In addition, the Acquired Fund operates in a multiple class structure. A multiple class fund is an open-end investment company that issues two or more classes of shares representing interests in the same investment portfolio, but with different availability and eligibility criteria, sales charges, expenses, dividends and/or distributions. In contrast, the Acquiring Fund, by virtue of operating in an ETF structure, does not issue multiple classes of shares. Unlike shareholders of the Acquired Fund, shareholders of the Acquiring Fund will not own a particular class of shares.

Q14:  Will the Acquired Fund or Acquiring Fund charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganization?

A:       No. Neither the Acquired Fund nor the Acquiring Fund will charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganization.

In addition, if Acquired Fund Shareholders approve the Reorganization, it is expected that effective on or about the first business day of the month following shareholder approval of the Reorganization, the following Acquired Fund fees will be waived: (i) the sales charge on purchases of Class A shares of the Acquired Fund; (ii) the contingent deferred sales charge (“CDSC”) on Class A and Class C shares of the Acquired Fund; (iii) the 12b-1 fees for any applicable share class of the Acquired Fund; and (iv) any finder’s fee payments applicable to any class of shares of the Acquired Fund. It is also expected that, effective on or about the first business day of the month following shareholder approval of the Reorganization, any current Letter of Intent under which Class A shares of the Acquired Fund were purchased would be considered completed.

Q15:  Who will pay the costs in connection with the Reorganization?

A:       The Acquired Fund will pay the full costs associated with the Reorganization (including the legal costs associated with the Reorganization) and any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the Reorganization.

If the Reorganization is not consummated, MSIM will pay for the full costs associated with the Reorganization.

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Q16:  Will the Reorganization result in any federal tax liability to me?

A:       The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. If the Reorganization qualifies for tax-free treatment, Acquired Fund Shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund Shares for Acquiring Fund Shares pursuant to the Reorganization (except with respect to any cash received or with respect to investors whose shares are redeemed prior to the Reorganization, as explained herein). Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which cash payment may be taxable. Capital gains from holdings sold by the Acquired Fund prior to the Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Different tax considerations apply to you if you hold your Acquired Fund Shares through a fund direct IRA and exchange your Acquired Fund Shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. Exchanges within an IRA will generally not result in the current recognition of a capital gain or loss for federal or state income tax purposes. With limited exceptions, distributions from a retirement plan account are taxable as ordinary income. You should consult your tax advisors. In addition, as described above, you may also experience tax consequences if your investment is liquidated and the cash value of your Acquired Fund Shares is returned to you or if your Acquired Fund Shares are transferred by your financial intermediary to a different investment option because you did not hold your Acquired Fund Shares through a brokerage account that can accept Acquiring Fund Shares on the Closing Date of the Reorganization. In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to tax. You should consult your tax advisors.

In addition, if the Reorganization is approved by shareholders, the Acquired Fund will incur transaction costs during the period prior to and in connection with the Reorganization with respect to any redemptions of Acquired Fund Shareholders. To fund the redemption transactions, the Acquired Fund may have to sell securities. These transactions may also result in net realized capital gains to the Acquired Fund, which may result in taxable distributions to shareholders either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization. Furthermore, redemptions of a large number of Acquired Fund Shares relative to the size of the Acquired Fund may have adverse tax consequences limiting the use of any capital loss carryforwards and certain other losses of the Acquired Fund to offset any future realized capital gains.

Shareholders should consult their tax advisors about possible state and local tax consequences of the Reorganization, if any, because the information about tax consequences in the combined Proxy Statement and Prospectus document will relate to the federal income tax consequences of the Reorganization only.

Q17:  Did the Board of Trustees approve the Reorganization?

A:       Yes, after careful consideration, the Acquired Fund Board unanimously approved the Reorganization and Plan at a meeting held on April 23-24, 2025 and recommended that shareholders of the Acquired Fund approve the Reorganization. The Acquired Fund Board, which is comprised solely of Independent Trustees (i.e., Trustees who are not “interested persons” of the Acquired Fund as defined in the Investment Company Act of 1940, as amended), determined that participation in the Reorganization is in the best interests of the Acquired Fund and that the interests of existing Acquired Fund Shareholders will not be diluted as a result of the Reorganization.

The Board of Trustees of the Acquiring Fund Trust (which is comprised of the same members as the Acquired Fund Board) also approved the Reorganization and Plan and determined that participation in the Reorganization is in the best interests of the Acquiring Fund and that the interests of any existing Acquiring Fund Shareholders will not be diluted as a result of the Reorganization.

Q18:  What information did the Acquired Fund Board consider when evaluating the Reorganization?

A:       The Acquired Fund Board considered the Reorganization proposed by MSIM, the investment adviser to the Acquired Fund, and approved the Reorganization and Plan. In considering the Reorganization and Plan, the Acquired Fund Board considered information from the officers of the Acquired Fund and representatives of MSIM regarding the Reorganization, including: (1) the investment objectives, principal investment strategies, and fundamental investment policies of the Acquired Fund and the Acquiring Fund, including certain changes to the Acquired Fund, which will be effective on May 30, 2025; (2) a comparison of the fees and expenses of the Acquired Fund and the Acquiring Fund; (3) the proposed plans for ongoing management, distribution, and operation of the Acquiring Fund; (4) the management and business of MSIM and its affiliates; (5) the impact of the Reorganization on the Acquired Fund and shareholders of the Acquired Fund, including different subsets of Acquired Fund Shareholders; (6) the historical outflows of the Acquired Fund; and (7) the specific terms of the Plan.

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Q19:  How do the Funds’ investment objectives, principal investment strategies, and fundamental investment policies compare?

A:       At the time of the Reorganization, after giving effect to the May 30, 2025 changes to the Acquired Fund described above, the Acquired Fund and the Acquiring Fund will have identical investment objectives and principal investment strategies.

The Acquired Fund and the Acquiring Fund have adopted substantially similar fundamental investment policies, which may not be changed without prior shareholder approval. However, the investment objectives for the Acquired Fund are “fundamental” (i.e., they may not be changed without shareholder approval) whereas the investment objectives of the Acquiring Fund may be changed without shareholder approval (but no change is currently anticipated, as will be described in the combined Proxy Statement and Prospectus).

Q20:  Is the Reorganization subject to shareholder approval?

A:       Yes. The Reorganization is subject to approval by Acquired Fund Shareholders. Acquired Fund Shareholders are entitled to one vote for each whole share, and a proportionate fractional vote for each fractional share, owned of the Acquired Fund on the record date.

Q21:  How is this proposed change being communicated to Acquired Fund Shareholders?

A:       At this time, the Acquired Fund’s Summary Prospectuses, Prospectuses and Statement of Additional Information have been supplemented. Additionally, shareholders of record as of July 17, 2025 will receive a combined Proxy Statement and Prospectus that contains important details regarding the Reorganization in advance of the Special Meeting of Shareholders, where shareholders of the Acquired Fund will vote on the Reorganization.

Q22:  What if I do not want to own Acquiring Fund Shares?

A:       If you do not want to (or cannot) receive Acquiring Fund Shares in connection with the Reorganization if approved by shareholders, you can exchange your Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem your Acquired Fund Shares. Prior to doing so, however, you should consider the tax consequences associated with either action and, if exchanging shares to another Morgan Stanley mutual fund, you should review the prospectus relating to such other Morgan Stanley mutual fund and the details associated with any such exchange. If you hold your shares in a taxable account, such exchange or redemption of your Acquired Fund Shares will be a taxable event, and you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

Q23:  Will Acquired Fund Shareholders be able to trade the Acquiring Fund immediately after the Acquiring Fund commences operations?

A:       If the Reorganization is approved, Acquiring Fund Shares will be listed for trading on the NYSE Arca and available for trading at market open on launch date. As soon as your broker dealer processes the conversion event on launch date, your Acquiring Fund Shares should be available in your account to trade. If you have questions, please contact your financial representative or call 1-800-869-6397.

Q24:  What will happen to the Acquired Fund’s performance track record?

A:       Upon the closing of the Reorganization, the performance track record of the Acquired Fund will be adopted by the Acquiring Fund.

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Q25:  Whom do I contact for further information?

A:       If you have questions, please call 1-800-869-6397. You can also find information online at www.morganstanley.com/im.

Q26:  What is the anticipated timeline for the Reorganization?

A:       A summary of anticipated timeline for the Reorganization is outlined below:

Approval by the Boards of Trustees of the Acquired Fund and Acquiring Fund	April 23-24, 2025
Filing of the Initial Combined Proxy Statement and Prospectus	On or about June 24, 2025
Record Date	July 17, 2025
Effective Date of the Combined Proxy Statement and Prospectus	On or about July 24, 2025
Approximate Date of Combined Proxy Statement and Prospectus Mailing	Early August 2025
Date of Shareholder Meeting	September 15, 2025, as may be Postponed or Adjourned
Date of Soft Close of Acquired Fund to New Investors and Waiver of (i) Sales Charge on Class A Shares of the Acquired Fund; (ii) CDSC on Class A and Class C Shares of the Acquired Fund; (iii) 12b-1 Fees for Any Applicable Share Class of the Acquired Fund; and (iv) Any Finder’s Fee Payments Applicable to Any Class of Shares of the Acquired Fund	On or about October 1, 2025
Final Date to Purchase Acquired Fund Shares or Exchange Shares of Another Morgan Stanley Mutual Fund for Acquired Fund Shares	On or about November 5, 2025
Final Date to Redeem Acquired Fund Shares or Exchange Acquired Fund Shares for Shares of Another Morgan Stanley Mutual Fund	On or about November 5, 2025
Closing Date	On or about November 7, 2025
Acquiring Fund Begins Trading	On or about November 10, 2025

* * * * *

In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the combined Proxy Statement and Prospectus and any other relevant documents when they become available because they will contain important information about the Reorganization and the Acquiring Fund. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of these materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

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All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objectives of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund Shares.

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